Exhibit 99.4

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in MINISO Group Holding Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

MINISO Group Holding Limited

名創優品集團控股 有限公司

(A company incorporated in the Cayman Islands with limited liability)

(NYSE: MNSO; HKEX: 9896)

(1) PROPOSED GRANT OF GENERAL MANDATE TO  ISSUE SHARES;

(2) PROPOSED GRANT OF GENERAL MANDATE TO  REPURCHASE SHARES;

(3) PROPOSED GRANT OF SPECIFIC MANDATE FOR THE ISSUANCE OF  UPPER STRIKE SHARES;

(4) PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS AND  AUTHORISATION OF THE BOARD TO FIX THE REMUNERATION OF THE DIRECTORS;

(5) PROPOSED RE-APPOINTMENT OF AUDITORS; AND

(6) NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of MINISO Group Holding Limited (the “Annual General Meeting”) to be held at Flats B-D, 35/F, Plaza 88, 88 Yeung Uk Road, Tsuen Wan, the New Territories, Hong Kong on Thursday, June 18, 2026 at 11:00 a.m. is set out on pages 47 to 52 of this circular. A form of proxy for use at the Annual General Meeting is also enclosed with this circular. Such form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (ir.miniso.com).

Holders of record of the Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Annual General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to The Bank of New York Mellon if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or to a holder’s bank, brokerage or other securities intermediary if ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of the Shares) or your voting instructions to The Bank of New York Mellon if you hold your ADSs directly on the books and records of The Bank of New York Mellon or to your bank, brokerage, or other securities intermediary if you hold your ADSs indirectly through any of them, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 11:00 a.m. (Hong Kong time) on Tuesday, June 16, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the Annual General Meeting; and The Bank of New York Mellon must receive your voting instructions by no later than 12:00 p.m. (New York time) on Monday, June 8, 2026 to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting. For the avoidance of doubt, holders of treasury Shares of the Company, if any, shall abstain from voting at the Company’s general meeting.

This circular is in English and Chinese. In case of any inconsistency, the English version shall prevail.

April 24, 2026

CONTENTS

Page

DEFINITIONS	1

LETTER FROM THE BOARD

1. Introduction	7

2. Proposed Grant of General Mandate to Issue Shares	8

3. Proposed Grant of General Mandate to Repurchase Shares	9

4. Proposed Grant of Specific Mandate for the Issuance of Upper Strike Shares	9

5. Proposed Re-election of Retiring Directors And Authorisation of the Board to Fix the Remuneration of the Directors	32

6. Proposed Re-appointment of Auditors	33

7. AGM Notice	33

8. Form of Proxy	33

9. Voting by Poll	34

10. Responsibility Statement	34

11. Recommendation	34

12. Further Information	35

APPENDIX I – DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION	36

APPENDIX II – EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	38

NOTICE OF THE ANNUAL GENERAL MEETING	47

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2024 Final Dividend”	the final cash dividend of the Company in the amount of US$0.3268 per ADS or US$0.0817 per Share for the fiscal year ended December 31, 2024

“2024 General Mandate”	the general mandate granted by the Shareholders to the Directors at the annual general meeting held on June 20, 2024 to allot and issue new Shares not exceeding 5% of the total number of issued Shares as at the date of passing of the resolution in relation to the sale mandate in accordance with Rule 13.36(2)(b) of the Listing Rules, as extended to include the number of Shares purchased by the Company under the general mandate to repurchase Shares passed in the same annual general meeting, details of which were further set out in the circular of the Company dated April 16, 2024

“2025 Final Dividend”	the final cash dividend of the Company in the amount of US$0.3764 per ADS or US$0.0941 per Share for the fiscal year ended December 31, 2025

“2025 Interim Dividend”	the interim cash dividend of the Company in the amount of US$0.2896 per ADS or US$0.0724 per Share for the six months ended June 30, 2025

“Adjustment Corporate Actions”	customary prescribed events that would result in an adjustment to the Equity Linked Securities Exercise Price in accordance with the terms of the Equity Linked Securities, including: consolidation, subdivision or reclassification of Shares, capitalization of profits or reserves, capital distributions, rights issues of Shares or options over Shares, rights issues of other securities, issues at less than current market price, modification of rights of exercise, other offers to Shareholders, and other events as stipulated in the terms of the Equity Linked Securities

“ADS(s)”	American Depositary Share(s), each of which represents four Shares

“ADS Record Date”	May 13, 2026 (New York time)

DEFINITIONS

“AGM Notice”	the notice for convening the Annual General Meeting, which is set out on pages 47 to 52 of this circular

“Annual General Meeting”	the annual general meeting of the Company to be held at Flats B-D, 35/F, Plaza 88, 88 Yeung Uk Road, Tsuen Wan, the New Territories, Hong Kong on Thursday, June 18, 2026 at 11:00 a.m., or any adjournment thereof

“Articles of Association”	the articles of association of the Company as amended, supplemented or otherwise modified from time to time

“Board”	the board of Directors

“Call Spread”	the Lower Strike Call and the Upper Strike Warrant, as entered amongst the Company and the Call Spread Counterparties on January 6, 2025, details of which were summarized in this circular and as further set out in the announcement of the Company dated January 7, 2025

“Call Spread Counterparties”	UBS AG, London Branch and The Hongkong and Shanghai Banking Corporation Limited

“Cash Settled Amount”	the amount in cash to be paid by the Company following exercise by a Security Holder of its Equity Linked Securities

“Cash Settled Share”	the number of Shares underlying the Equity Linked Securities exercised by a Security Holder during the applicable period, which is determined by dividing the aggregate principal amount of the Equity Linked Securities exercised by the Security Holder by the applicable Equity Linked Securities Exercise Price on the exercise date; this is a notional concept used to calculate the Cash Settlement Amount and no physical Shares will be delivered to Security Holders

“CCASS”	The Central Clearing and Settlement System established and operated by HKSCC

“China” or “the PRC”	the People’s Republic of China

“close associate”	has the meaning ascribed to it under the Listing Rules

DEFINITIONS

“Companies Act”	the Companies Act (As Revised), Chapter 22 of the Cayman Islands as amended, supplemented or otherwise modified from time to time

“Company”	MINISO Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability, with its Shares listed on the main board of the Hong Kong Stock Exchange

“Compensation Committee”	the Compensation Committee of the Company

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“core connected person”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Equity Linked Securities”	the cash settled equity-linked securities, to be issued by the Company, as the issuer, and held by the Security Holders, and each an “Equity Linked Security”

“Equity Linked Securities Exercise Price”	the initial Equity Linked Securities Exercise Price is US$8.2822 per Share (and subject to adjustment upon the occurrence of Adjustment Corporate Actions); further details are set out in “Proposed Grant of Specific Mandate for the Issuance of Upper Strike Shares – Equity Linked Securities” in this circular

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKSCC”	Hong Kong Securities Clearing Company Limited, including where the context so requires, its agents, nominees, representatives, officers and employees

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange” or “HKEX”	The Stock Exchange of Hong Kong Limited

DEFINITIONS

“Latest Practicable Date”	April 17, 2026, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular

“Listing Date”	July 13, 2022, being the date on which dealings in the Shares first commenced on the Hong Kong Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended, supplemented, or otherwise modified from time to time

“Lower Strike Call”	the call option granted by the Call Spread Counterparties to the Company; details of which were summarized in this circular and as further set out in the announcement of the Company dated January 7, 2025

“Lower Strike Exercise Price”	the price for the exercise of the Lower Strike Call, which shall equal to the Equity Linked Security Exercise Price

“New York Stock Exchange” or “NYSE”	the New York Stock Exchange

“Nominating and Corporate Governance Committee”	the Nominating and Corporate Governance Committee of the Company

“Placing Banks”	UBS AG Hong Kong Branch and The Hongkong and Shanghai Banking Corporation Limited

“Repurchase Mandate”	a general mandate proposed to be granted to the Directors at the Annual General Meeting to repurchase Shares not exceeding 10% of the total number of the issued Shares (excluding any treasury Shares) as at the date of passing of the relevant resolution granting the Repurchase Mandate

“Sale Mandate”	a general mandate proposed to be granted to the Directors at the Annual General Meeting to allot, issue and/or otherwise deal with (including any sale or transfer of treasury Shares out of treasury) Shares not exceeding 10% of the total number of issued Shares (excluding any treasury Shares) as at the date of passing of the relevant resolution granting the Sale Mandate

DEFINITIONS

“Security Holders”	holders of Equity Linked Securities

“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, as amended, supplemented and otherwise modified from time to time

“Share(s)”	ordinary share(s) of nominal value of US$0.00001 each in the capital of the Company

“Share Record Date”	May 13, 2026 (Hong Kong time)

“Shareholder(s)”	the holder(s) of the Share(s)

“Specific Mandate”	a specific mandate proposed to be granted to the Directors at the Annual General Meeting to exercise all the powers of the Company to allot and issue the Upper Strike Shares to the Call Spread Counterparties, on and subject to the terms and conditions of the Upper Strike Warrant, and subject to and conditional upon the listing committee of the Hong Kong Stock Exchange having granted the listing of, and permission to deal in, the Upper Strike Shares

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Subscription Agreement”	the subscription agreement entered into between the Company and the Placing Banks on January 6, 2025, details of which were summarized in this circular and as further set out in the announcement of the Company dated January 7, 2025

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buybacks, as amended, supplemented, or otherwise modified from time to time

“Transaction”	the transactions involving the issuance of the Equity Linked Securities and the Call Spread, details of which were further set out in the announcement of the Company dated January 7, 2025

“treasury Shares”	has the meaning ascribed to it under the Listing Rules which came into effect on June 11, 2024 and as amended from time to time

DEFINITIONS

“Upper Strike Exercise Price”	the price for the exercise of the Upper Strike Warrant, which is US$13.1317 per Share

“Upper Strike Share(s)”	Shares allotted and issued under the Upper Strike Warrant

“Upper Strike Warrant”	the call option granted by the Company to the Call Spread Counterparties; further details are set out in “Proposed Grant of Specific Mandate for the Issuance of Upper Strike Shares – Call Spread” in this circular

“US$”	United States dollars, the lawful currency of the USA

“USA”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“%”	per cent

LETTER FROM THE BOARD

MINISO Group Holding Limited

名創優品集團控股 有限公司

(A company incorporated in the Cayman Islands with limited liability)

(NYSE: MNSO; HKEX: 9896)

Executive Director:	Registered office:
Mr. YE Guofu (葉國富)	Maples Corporate Services Limited
(Chairman and Chief Executive Officer)	PO Box 309, Ugland House
Grand Cayman, KY1-1104
Independent non-executive Directors:	Cayman Islands
Ms. XU Lili (徐黎黎)
Mr. ZHU Yonghua (朱擁華)	Headquarters and principal place of business in China:
Mr. WANG Yongping (王永平)	8F, M Plaza
No. 109, Pazhou Avenue
Haizhu District, Guangzhou 510000
Guangdong Province
China

Principal place of business in Hong Kong:
Flats B-D, 35/F, Plaza 88
88 Yeung Uk Road, Tsuen Wan
the New Territories
Hong Kong

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;

(2) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES;

(3) PROPOSED GRANT OF SPECIFIC MANDATE FOR THE ISSUANCE OF UPPER STRIKE SHARES;

(4) PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS AND AUTHORISATION OF THE BOARD TO FIX THE REMUNERATION OF THE DIRECTORS;

(5) PROPOSED RE-APPOINTMENT OF AUDITORS; AND

(6) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to give you the AGM Notice and the following proposals to be put forward at the Annual General Meeting:

(a)	the proposed grant of a general mandate to issue Shares;

LETTER FROM THE BOARD

(b)	the proposed grant of a general mandate to repurchase Shares;

(c)	the proposed grant of a specific mandate for the issuance of Upper Strike Shares;

(d)	the proposed re-election of the retiring Directors and authorisation of the Board to fix the remuneration of the Directors; and

(e)	the proposed re-appointment of the auditors and authorisation of the Board to fix their remuneration.

2.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

Pursuant to the resolution passed at the annual general meeting of the Company held on June 12, 2025, a general mandate was granted to the Directors to allot, issue and deal with Shares. Such mandate, to the extent not utilised by the date of the Annual General Meeting, will lapse at the conclusion of the Annual General Meeting.

In order to ensure flexibility and give discretion to the Directors in the event that it becomes desirable for the Company to issue any new Shares (including any sale or transfer of treasury Shares), an ordinary resolution will be proposed at the Annual General Meeting to approve the granting of the Sale Mandate to the Directors to exercise the powers of the Company to allot, issue and/or otherwise deal with additional Shares (including any sale or transfer of treasury Shares out of treasury) not exceeding 10% of the total number of issued Shares (excluding any treasury Shares) as at the date of passing of the resolution in relation to the Sale Mandate.

As at the Latest Practicable Date, 1,238,960,393 Shares have been fully issued and paid. Subject to the passing of the ordinary resolution numbered 4(A) set out in the AGM Notice and on the basis that the issued share capital of the Company remains unchanged after the Latest Practicable Date and up to the date of the Annual General Meeting, the Company will be allowed to issue a maximum of 123,896,039 Shares.

In addition, subject to a separate approval of the ordinary resolution numbered 4(D) set out in the AGM Notice, the number of Shares repurchased by the Company under the ordinary resolution numbered 4(B) set out in the AGM Notice will be added to extend the Sale Mandate as mentioned in the ordinary resolution numbered 4(A) set out in the AGM Notice provided that such additional value shall not exceed 10% of the total number of issued Shares (excluding any treasury Shares) as at the date of passing the resolution in relation to the Repurchase Mandate. The Directors wish to state that they have no immediate plan to issue any new Shares (including to sell or transfer any treasury Shares out of treasury) pursuant to the Sale Mandate.

LETTER FROM THE BOARD

The Sale Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Sale Mandate is revoked or varied by an ordinary resolution of the Shareholders.

3.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES

Pursuant to the resolution passed at the annual general meeting of the Company held on June 12, 2025, a general mandate was granted to the Directors to repurchase Shares. Such mandate will expire at the conclusion of the Annual General Meeting. In order to ensure flexibility and give discretion to the Directors in the event that it becomes desirable for the Company to repurchase Shares, an ordinary resolution will be proposed at the Annual General Meeting to approve the granting of the Repurchase Mandate to the Directors to exercise the powers of the Company to repurchase Shares on the Hong Kong Stock Exchange not exceeding 10% of the total number of issued Shares (excluding any treasury Shares) as at the date of passing of the resolution in relation to the Repurchase Mandate.

As at the Latest Practicable Date, 1,238,960,393 Shares have been fully issued and paid. Subject to the passing of the ordinary resolution numbered 4(B) set out in the AGM Notice and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the Annual General Meeting, the Company will be allowed to repurchase a maximum of 123,896,039 Shares.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution in relation to the Repurchase Mandate at the Annual General Meeting.

The Repurchase Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders.

4.	PROPOSED GRANT OF SPECIFIC MANDATE FOR THE ISSUANCE OF UPPER STRIKE SHARES

References are made to the announcements of the Company dated January 7, January 14, April 24 and August 29, 2025 and April 21, 2026 in relation to the issuance of Equity Linked Securities, the entry into the Call Spread and the subsequent exercise price adjustments as a result of declaration of dividends by the Company.

LETTER FROM THE BOARD

Pursuant to the Call Spread entered into by the Company on January 7, 2025 in connection with the Subscription Agreement dated January 6, 2025 for the issuance of Equity Linked Securities, the Company may be required to issue newly allotted and issued Upper Strike Shares to the Call Spread Counterparties, in accordance with the terms of the Upper Strike Warrant which is exercisable at the discretion of the Call Spared Counterparties. The initial Upper Strike Exercise Price is US$13.1317 (equivalent to HK$102.10) per Share, and the corresponding maximum number of Upper Strike Shares that may be issued were 66,407,407 Shares (with an aggregate nominal value of US$664.07), representing approximately 5.31% of the then total issued and outstanding Shares.

In respect of the Call Spread, the Company has applied for, and has been granted, from the Hong Kong Stock Exchange: (a) a waiver from strict compliance with the requirements under Rule 13.36(7) of the Hong Kong Listing Rules, such that the Company may issue the Upper Strike Shares pursuant the 2024 General Mandate; and (b) approval under 15.02(2) of the Listing Rules, such that the tenor of the Upper Strike Warrant may be 7 years from the date of issuance, on the basis that, amongst others, the Call Spread is part and parcel of the Equity Linked Securities to enable the Company to raise funds in a form similar to convertible debt securities to achieve a higher effective exercise price. Since all Upper Strike Shares were intended be issued under the 2024 General Mandate, no additional approval was previously sought from Shareholders for the Transaction.

Notwithstanding the above, it is now anticipated that the 2024 General Mandate may be insufficient for the potential issuance of Upper Strike Shares given the potential exercise price adjustments that may be taking place as a result of the declaration of dividends by the Company from time to time within the exercise period of the Upper Strike Warrant. The maximum number of Upper Strike Shares that may be issued corresponds to the maximum number of Cash Settled Shares issuable under the Equity Linked Securities. In the event that the Exercise Price of the Equity Linked Securities is adjusted as a result of Adjustment Corporate Actions, the number of Cash Settled Shares – and consequently, the maximum number of Upper Strike Shares issuable – may also be adjusted accordingly. For instance, the declaration of dividends by the Company would trigger a downward adjustment of Exercise Price of the Equity Linked Securities, and in turn an upward adjustment of the maximum number of Cash Settled Shares issuable under the Equity Linked Securities as well as the maximum number of Upper Strike Shares issuable by the Company to the Call Spared Counterparties. As of the date of this circular, the maximum number of Upper Strike Shares that may be issued pursuant to the Upper Strike Warrant is 70,042,085 Shares.

Pursuant to the resolution passed at the annual general meeting of the Company held on June 20, 2024, the 2024 General Mandate was granted to the Directors. The maximum number of Shares that can be issued by the Company under the 2024 General Mandate amounts to 82,483,236 Shares, being the aggregate of (a) 5% of the total issued Shares on the Company on June 20, 2024 (i.e. 62,964,128 Shares, which is equivalent to 5% of 1,259,282,577 Shares); and (b) the aggregate number of Shares repurchased by the Company between June 20, 2024 and the closing of the day prior to the annual general meeting dated June 12, 2025 (i.e. 19,519,108 Shares).

LETTER FROM THE BOARD

As detailed in the announcement of the Company dated January 7, 2025, if any Adjustment Corporate Action would result in the number of Upper Strike Shares issuable to exceed the 2024 General Mandate, the Company will ensure that any Upper Strike Share issuance will be made in accordance with the Listing Rules, including convening a general meeting of the Company to approve any potential Upper Strike Share issuances above the 2024 General Mandate as and when required under the Listing Rules such that no share issuance under the Upper Strike Warrant would be made in contravention of the Listing Rules.

Since the completion of issuance of the Equity Linked Securities and Call Spared in January 2025, the Company has declared dividends for distribution to its Shareholders in March 2025, August 2025 and March 2026, respectively. As a result, the maximum number of Upper Strike Shares that may be issued pursuant to the Upper Strike Warrant was adjusted from 66,407,407 initially to 70,042,085 as of the date of this circular.

It is anticipated that dividend declaration and distribution by the Company may continue to take place from time to time prior to the maturity date of the Equity Linked Securities and Call Spread in January 2032. As a result, the maximum number of Upper Strike Shares issuable may increase, and the 2024 General Mandate may be insufficient to cover all such potential issuances of Upper Strike Shares. Accordingly, the Company intends to seek approval from Shareholders at the Annual General Meeting for a specific mandate to authorize the issuance of all Upper Strike Shares that may become necessary in the event that the Exercise Price of the Equity Linked Securities and hence the Call Spread is adjusted as a result of Adjustment Corporate Actions. The issuance of Upper Strike Shares is conditional upon, among others, the passing of the necessary resolutions by the Shareholders at the Annual General Meeting and the Listing Committee of the Stock Exchange granting the listing of, and the permission to deal in, the Upper Strike Shares.

As a recap, the key terms of the relevant Transaction agreements are set out as follows. For further details of the Transaction agreements, please refer to the announcement of the Company dated January 7, 2025.

Subscription Agreement

Agreement Date:	January 6, 2025

Closing Date:	January 14, 2025

Parties:	The Company, as the issuer on the one hand, and the Placing Banks, as the initial subscribers of the Equity Linked Securities on the other hand.

LETTER FROM THE BOARD

Subscription:	The Placing Banks are the initial subscribers of the Equity Linked Securities with an aggregate principal amount of US$550,000,000. Each Equity Linked Security will be denominated in units of US$200,000.

Equity Linked Securities

Issuer:	The Company

Principal amount:	The aggregate principal amount of the Equity Linked Securities issued is US$550,000,000.

Form and denomination:	Each Equity Linked Security will be denominated in units of US$200,000.

Upon issuance, the Equity Linked Securities will be represented by a global certificate registered in the name of a nominee of, and deposited with, a common depositary for Euroclear Bank SA/NV and Clearstream Banking S.A.

Issue price:	100% of the principal amount of the Equity Linked Securities.

Interest:	The Equity Linked Securities will bear interest on their outstanding principal amount from and including January 14, 2025 at the rate of 0.5% per annum, payable semi-annually in arrear.

Maturity Date:	The Equity Linked Securities is expected to mature on January 14, 2032. Upon maturity, the Company will redeem all outstanding Equity Linked Securities (being all those not otherwise redeemed or purchased and cancelled, or exercised) at an amount equal to 100% the principal amount of each Equity Linked Security, plus accrued and unpaid interest, if any, up to (but not including) the Maturity Date.

Exercise Period:	Security Holders may exchange their Equity Linked Securities for cash: (a) at any time on or after January 14, 2031 to the date falling 70 scheduled trading days prior to the Maturity Date (“Initial Exercise Period”); and (b) at any time from the date falling 69 scheduled trading days preceding the Maturity Date to the date falling 10 scheduled trading days preceding the Maturity Date (“Final Exercise Period”), in accordance with the terms of the Equity Linked Securities.

LETTER FROM THE BOARD

Settlement upon exercise:	Upon exercise by a Security Holder of its Equity Linked Securities, the Security Holder will receive the Cash Settlement Amount, in accordance with the terms of the Equity Linked Securities. The “Cash Settlement Amount” will be in U.S. dollars and equal to the number of Cash Settled Shares underlying the exercised Equity Linked Securities multiplied by (a) if exercised during the Initial Exercise Period, the volume weighted average price of a Share over a specified period of trading days; or (b) if exercised during the Final Exercise Period, the higher of (i) the applicable Equity Linked Securities Exercise Price, and (ii) the volume weighted average price of a Share over a specified period of trading days, calculated in accordance with the terms of the Equity Linked Securities.

The “Cash Settled Shares” is a notional concept used to calculate the Cash Settlement Amount and no physical Shares will be delivered to Security Holders. The number of Cash Settled Shares is calculated as the principal amount of the Equity Linked Securities divided by the applicable Equity Linked Securities Exercise Price on the exercise date. Based on the initial Equity Linked Securities Exercise Price, the aggregate number of Cash Settled Shares that may be settled in cash upon exercise was 66,407,407 initially.

Linked Securities Exercise Price:	The initial Equity Linked Securities Exercise Price was US$8.2822 (equivalent to HK$64.395) per Share.

The initial Equity Linked Securities Exercise Price and the effective exercise price (less the net premium payable under the Call Spread) are each higher than the benchmark price set out under Rule 13.36(5) of the Listing Rules.

The Equity Linked Securities Exercise Price is subject to adjustment upon the occurrence of any Adjustment Corporate Action, including: consolidation, subdivision or reclassification of Shares, capitalization of profits or reserves, capital distributions, rights issues of Shares or options over Shares, rights issues of other securities, issues at less than current market price, modification of rights of exercise, other offers to shareholders, and other events as stipulated in the terms of the Equity Linked Securities.

The Equity Linked Securities Exercise Price may not be reduced such that the effective exercise price for the Equity Linked Securities falls below the benchmark price set out under Rule 13.36(5) of the Hong Kong Listing Rules. The initial Equity Linked Securities Exercise Price was determined after arm’s length negotiations between the Company and the Placing Banks and calculated based on an agreed premium percentage over the last closing price of Shares as quoted on the Hong Kong Stock Exchange on the January 6, 2025.

LETTER FROM THE BOARD

The Equity Linked Securities were offered to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act of 1933 who are not members of the “public” (within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance, Chapter 32 of the Laws of Hong Kong). All placees of the Equity Linked Securities were independent third parties and not connected persons of the Company. The Company has applied for and received approval in-principle from the Singapore Exchange Securities Trading Limited (“SGX-ST”) for the listing and quotation of the Equity Linked Securities on the Official List of the SGX-ST.

Call Spread

Following the pricing of the Equity Linked Securities, on January 7, 2025, the Company and the Call Spread Counterparties entered into the Call Spread.

The Call Spread comprises:

(a)	Lower Strike Call: a call option transaction, granted by the Call Spread Counterparties to the Company, exercisable at the discretion of the Company, entitling the Company to (i) the difference, settled in cash, between the Lower Strike Exercise Price and the volume weighted average price per Share over a specified period of trading days, converted to U.S. dollars at the prevailing exchange rate, and multiplied by (ii) the number of Shares underlying the Lower Strike Call being exercised, in accordance with the terms of the Lower Strike Call. The Lower Strike Exercise Price is the applicable Equity Linked Securities Exercise Price at the time of exercise, with the initial Equity Linked Securities Exercise Price being US$8.2822 (equivalent to HK$64.395) per Share.

(b)	Upper Strike Warrant: a call option transaction, granted by the Company to the Call Spread Counterparties, exercisable at the discretion of the Call Spread Counterparties, which if exercised in full, would entitle the Call Spread Counterparties to receive newly allotted and issued Shares equal to or less than the number of Cash Settled Shares (each an “Upper Strike Share”), in accordance with the terms of the Upper Strike Warrant. The initial Upper Strike Exercise Price was US$13.1317 (equivalent to HK$102.10) per Share.

The Call Spread was structured such that the timing, size and economics of the exercises under the Call Spread is able to match the exercises under the Equity Linked Securities, and may be exercised: (a) for the Lower Strike Call, if the Equity Linked Securities are exercised and the Lower Strike Exercise Price is met; and (b) for the Upper Strike Warrant, if the Lower Strike Call is exercised and the Upper Strike Exercise Price is met. All Upper Strike Shares will rank pari passu with all other issued and outstanding Shares and carry the same rights and privileges in all respects as any other class of ordinary share capital of the Company and shall from the date of issue be entitled to all dividends and other distributions declared, paid or made thereon. The Company has applied for and received approval from the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Upper Strike Shares issuable under the Upper Strike Warrant.

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Adjustments Mechanism

(I)       Adjustments to the Equity Linked Securities Exercise Price

Pursuant to the Subscription Agreement, upon the occurrence of any of the following events (the “Conditions”, and each a “Condition”) described below, the Equity Linked Securities Exercise Price will be adjusted as follows:

(1)	Consolidation, Subdivision, Redesignation or Reclassification: If and whenever there shall be an alteration to the nominal value of the Shares as a result of consolidation, subdivision, redesignation or reclassification, the Equity Linked Securities Exercise Price shall be adjusted by multiplying the Equity Linked Securities Exercise Price in force immediately before such alteration by the following fraction:

A

B

where:

A	is the nominal amount of one Share immediately after such alteration; and

B	is the nominal amount of one Share immediately before such alteration.

Such adjustment shall become effective on the date such consolidation, subdivision, redesignation or reclassification takes effect.

(2)	Capitalisation of Profits or Reserves:

(i)	If and whenever the Company shall issue any Shares credited as fully paid to the Shareholders by way of capitalisation of profits or reserves (including any share premium account) including Shares paid up out of distributable profits or reserves and/or share premium account (except for any Scrip Dividend (as defined below)) and which would not have constituted a Capital Distribution (as defined below), the Equity Linked Securities Exercise Price shall be adjusted by multiplying the Equity Linked Securities Exercise Price in force immediately before such issue by the following fraction:

A

B

where:

A	is the aggregate nominal amount of the issued Shares immediately before such issue; and

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B	is the aggregate nominal amount of the issued Shares immediately after such issue.

Such adjustment shall become effective on the date of issue of such Shares or if a record date is fixed therefor, immediately after such record date.

(ii)	In the case of an issue of Shares by way of a Scrip Dividend where the aggregate value of such Shares issued by way of Scrip Dividend as determined by reference to the Current Market Price (as defined below) per Share on the date of announcement of the terms of such Scrip Dividend exceeds the amount of the Relevant Cash Dividend (as defined below) or the relevant part thereof and which would not have constituted a Capital Distribution, the Equity Linked Securities Exercise Price shall be adjusted by multiplying the Equity Linked Securities Exercise Price in force immediately before the issue of such Shares by the following fraction:

A + B

A + C

where:

A	is the aggregate nominal amount of the issued Shares immediately before such issue;

B	is the aggregate nominal amount of Shares issued by way of such Scrip Dividend multiplied by a fraction of which (i) the numerator is the amount of the whole, or the relevant part, of the Relevant Cash Dividend for which Shareholders have elected to receive as Shares issued by way of Scrip Dividend and (ii) the denominator is the aggregate value of such Shares issued by way of Scrip Dividend as determined by reference to the Current Market Price per Share; and

C	is the aggregate nominal amount of Shares issued by way of such Scrip Dividend.

Such adjustment shall become effective on the date of issue of such Shares issued by way of Scrip Dividend or if a record date is fixed therefor, immediately after such record date.

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(3)	Capital Distributions: If and whenever the Company shall pay or make any Capital Distribution to the Shareholders (except to the extent that the Equity Linked Securities Exercise Price falls to be adjusted under Condition (2) (Capitalisation of Profits or Reserves) above), the Equity Linked Securities Exercise Price shall be adjusted by multiplying the Equity Linked Securities Exercise Price in force immediately before such Capital Distribution by the following fraction:

A – B

A

where:

A	is the Current Market Price of one Share on the last Trading Day preceding the date on which the Capital Distribution is publicly announced; and

B	is the Fair Market Value (as defined below) of the portion of the Capital Distribution attributable to one Share.

Such adjustment shall become effective on the date that such Capital Distribution is actually made or paid or if a record date is fixed therefor, immediately after such record date. For the purpose of the above, Fair Market Value shall (subject as provided in the definition of “Fair Market Value”) be determined as at the date on which the Capital Distribution is first publicly announced or, if later, the first date on which the Fair Market Value of the relevant Capital Distribution is capable of being determined as provided herein.

In making any calculation pursuant to this Condition (3) (Capital Distributions), such adjustments (if any) shall be made as an Independent Financial Advisor may consider appropriate to reflect (a) any consolidation or subdivision of the Shares, (b) issues of Shares by way of capitalisation of profits or reserves, or any like or similar event, (c) the modification of any rights to dividends of Shares or (d) any change in the fiscal year of the Company.

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(4)	Rights Issues of Shares or Options over Shares: If and whenever the Company shall issue Shares to all or substantially all Shareholders as a class by way of rights, or issue or grant to all or substantially all Shareholders as a class by way of rights, options, warrants or other rights to subscribe for, purchase or otherwise acquire any Shares, in each case at less than 95 per cent. of the Current Market Price per Share on the date of the first public announcement of the terms of the issue or grant, the Equity Linked Securities Exercise Price shall be adjusted by multiplying the Equity Linked Securities Exercise Price in force immediately before such issue or grant by the following fraction:

A + B

A + C

where:

A	is the aggregate number of Shares in issue immediately before such announcement;

B	is the number of Shares which the aggregate consideration receivable for the Shares issued by way of rights or for the options or warrants or other rights issued or granted by way of rights and for the total number of Shares comprised therein would subscribe for, purchase or otherwise acquire at such Current Market Price per Share; and

C	is the aggregate number of Shares issued or, as the case may be, comprised in the issue or grant.

Such adjustment shall become effective on the date of issue of such Shares or issue or grant of such options, warrants or other rights (as the case may be) or where a record date is set, the first date on which the Shares are traded ex-rights, ex-options or ex-warrants, as the case may be.

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(5)	Rights Issues of Other Securities: If and whenever the Company shall issue any securities (other than Shares or options, warrants or other rights to subscribe for, purchase or otherwise acquire Shares) to all or substantially all Shareholders as a class by way of rights, or issue or grant to all or substantially all Shareholders as a class by way of rights, options, warrants or other rights to subscribe for, purchase or otherwise acquire any securities (other than Shares or options, warrants or other rights to subscribe for, purchase or otherwise acquire Shares), the Equity Linked Securities Exercise Price shall be adjusted by multiplying the Equity Linked Securities Exercise Price in force immediately before such issue or grant by the following fraction:

A – B

A

where:

A	is the Current Market Price per Share on the date on which such issue or grant is publicly announced; and

B	is the Fair Market Value per Share on the date of such announcement of the portion of the rights attributable to one Share.

Such adjustment shall become effective on the date of issue of the securities or the issue or grant of such rights, options or warrants (as the case may be) or where a record date is set, the first date on which the Shares are traded ex-rights, ex-options or ex-warrants, as the case may be. For the purpose of the above, Fair Market Value shall (subject as provided in the definition of “Fair Market Value”) be determined as at the date on which the terms of such issue or grant are publicly announced, or if later, the first date on which the Fair Market Value of the aggregate rights attributable to the Shares in relation to such issue or grant is capable of being determined as provided herein.

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(6)	Issues at less than Current Market Price: If and whenever the Company shall issue (otherwise than as mentioned in Condition (4) (Rights Issues of Shares or Options over Shares) above) any Shares (other than Shares issued on the exercise of any rights of conversion into, or exchange or subscription for, Shares) or shall issue or grant (otherwise than as mentioned in Condition (4) (Rights Issues of Shares or Options over Shares) above) any options, warrants or other rights to subscribe for, purchase or otherwise acquire Shares, in each case at a price per Share which is less than 95 per cent. of the Current Market Price per Share on the date of the first public announcement of the terms of such grant or issue, the Equity Linked Securities Exercise Price shall be adjusted by multiplying the Equity Linked Securities Exercise Price in force immediately before such issue by the following fraction:

A + B

C

where:

A	is the aggregate number of Shares in issue immediately before the issue of such additional Shares or the grant of such options, warrants or other rights to subscribe for or purchase or otherwise acquire any Shares;

B	is the number of Shares which the aggregate consideration receivable for the issue of the maximum number of Shares to be issued or the exercise of such options, warrants or other rights would purchase at such Current Market Price per Share; and

C	is the aggregate number of Shares in issue immediately after the issue of such additional Shares.

References to additional Shares in the above formula shall, in the case of an issue by the Company of options, warrants or other rights to subscribe for, purchase or otherwise acquire Shares, mean such Shares to be issued assuming that such options, warrants or other rights are exercised in full at the initial Equity Linked Securities Exercise Price (if applicable) on the date of issue or grant of such options, warrants or other rights.

Such adjustment shall become effective on the date of issue of such additional Shares or, as the case may be, the issue or grant of such options, warrants or other rights.

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(7)	Other Issues at less than Current Market Price: Save in the case of an issue of securities arising from a conversion or exchange of other securities in accordance with the terms applicable to such securities themselves falling within this Condition (7) (Other Issues at less than Current Market Price), if and whenever the Company or any of its subsidiaries (otherwise than as mentioned in Condition (4) (Rights Issues of Shares or Options over Shares), Condition (5) (Rights Issues of Other Securities) or Condition 6 (Issues at less than Current Market Price)) above or (at the direction or request of or pursuant to any arrangements with the Company or any of its subsidiaries) any other company, person or entity shall issue any securities which by their terms of issue carry rights of conversion into, or exchange or subscription for, Shares to be issued by the Company upon conversion, exchange or subscription at a consideration per Share which is less than 95 per cent. of the Current Market Price per Share on the date of the first public announcement of the terms of issue of such securities, the Equity Linked Securities Exercise Price shall be adjusted by multiplying the Equity Linked Securities Exercise Price in force immediately before such issue by the following fraction:

A + B

A + C

where:

A	is the aggregate number of Shares in issue immediately before such issue;

B	is the number of Shares which the aggregate consideration receivable by the Company for the Shares to be issued on exercise or exchange or on exercise of the right of subscription attached to such securities would purchase at such Current Market Price per Share; and

C	is the maximum number of Shares to be issued on exercise or exchange of such securities or on the exercise of such rights of subscription attached thereto at the initial exercise, exchange or subscription price or rate on the issue date of such securities.

Such adjustment shall become effective on the date of issue of such securities.

LETTER FROM THE BOARD

(8)	Modification of Rights of Exercise etc.: If and whenever there shall be any modification of the rights of exercise, exchange or subscription attaching to any securities which by their terms of issue carry rights of conversion into, or exchange or subscription for, Shares (other than in accordance with the terms of such securities) so that following such modification the consideration per Share (for the number of Shares available on exercise, exchange or subscription following the modification) is less than 95 per cent. of the Current Market Price per Share on the date of announcement of the proposals for such modification, the Equity Linked Securities Exercise Price shall be adjusted by multiplying the Equity Linked Securities Exercise Price in force immediately before such modification by the following fraction:

A + B

A + C

where:

A	is the aggregate number of Shares in issue immediately before such modification;

B	is the maximum number of Shares which the aggregate consideration receivable by the Company for the Shares to be issued on exercise or exchange or on exercise of the right of subscription attached to the securities so modified would purchase at such Current Market Price per Share or, if lower, the existing exercise, exchange or subscription price of such securities; and

C	is the maximum number of Shares to be issued on exercise or exchange of such securities or on the exercise of such rights of subscription attached thereto at the modified exercise, exchange or subscription price or rate but giving credit in such manner as an Independent Financial Advisor considers appropriate (if at all) for any previous adjustment under this Condition (8) (Modification of Rights of Exercise etc.) or Condition (7) (Other Issues at less than Current Market Price) above.

Such adjustment shall become effective on the date of modification of the rights of exercise, exchange or subscription attaching to such securities.

(9)	Other Offers to Shareholders: If and whenever the Company or any of its subsidiaries or (at the direction or request of or pursuant to any arrangements with the Company or any of its subsidiaries) any other company, person or entity issues, sells or distributes any securities in connection with an offer pursuant to which the Shareholders generally are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Equity Linked Securities Exercise Price falls to be adjusted under Condition (4) (Rights Issues of Shares or Options over Shares), Condition (5) (Rights Issues of Other Securities), Condition (6) (Issues at less than Current Market Price) or Condition 7 (Other Issues at less than Current Market Price) above), the Equity Linked Securities Exercise Price shall be adjusted by multiplying the Equity Linked Securities Exercise Price in force immediately before such issue, sale or distribution by the following fraction:

LETTER FROM THE BOARD

A – B

A

where:

A	is the Current Market Price per Share on the date on which such issue, sale or distribution is publicly announced; and

B	is the Fair Market Value of the portion of the rights attributable to one Share.

Such adjustment shall become effective on the date of issue, sale or distribution of the securities. For the purpose of the above, Fair Market Value shall (subject as provided in the definition of “Fair Market Value”) be determined as at the date on which the terms of such issue, sale or distribution of securities are first publicly announced or, if later, the first date on which the Fair Market Value of the portion of the aggregate rights attributable to the Shares is capable of being determined as provided herein.

(10)	Other Events: If the Company determines that an adjustment should be made to the Equity Linked Securities Exercise Price as a result of one or more events or circumstances not referred to in this section (Adjustments Mechanism), the Company shall at its own expense consult an Independent Financial Advisor to determine as soon as practicable what adjustment (if any) to the Equity Linked Securities Exercise Price is fair and reasonable to take account thereof, if the adjustment would result in a reduction in the Equity Linked Securities Exercise Price, and the date on which such adjustment should take effect and upon such determination by the Independent Financial Advisor such adjustment (if any) shall be made and shall take effect in accordance with such determination. Notwithstanding the foregoing, the per Share value of any such modification shall not exceed the per Share value of the dilution in the Shareholders’ interest in the Company’s equity caused by such events or circumstances.

For the purposes of the above Conditions:

“Alternative Stock Exchange” means at any time, in the case of the Shares, if they are not at that time listed and traded on the Hong Kong Stock Exchange, such other internationally recognised stock exchange which is the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in.

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“Capital Distribution” means (i) the aggregate distribution of assets in specie by the Company for any financial period whenever paid or made and however described (and for these purposes a distribution of assets in specie includes, without limitation, an issue of Shares or other securities credited as fully or partly paid by way of capitalisation of reserves, but excludes any Shares credited as fully paid to the extent an adjustment to the Equity Linked Securities Exercise Price is made in respect thereof under Condition (2)(i) (Capitalisation of Profits or Reserves) above and a Scrip Dividend adjusted for under Condition (2)(ii) (Capitalisation of Profits or Reserves) above); and (ii) the aggregate cash dividend or distribution on a gross basis (including, without limitation, the relevant cash amount of a Scrip Dividend) of any kind by the Company for any financial period (whenever paid and however described) unless it comprises a purchase or redemption of Shares by or on behalf of the Company (or a purchase of Shares by or on behalf of a subsidiary of the Company), where the weighted average price or consideration (before expenses) on any one day in respect of such purchases does not exceed 105 per cent. of the Current Market Price of the Shares either (1) on that date or (2) where an announcement has been made of the intention to purchase Shares at some future date at a specified price, on the Trading Day immediately preceding the date of such announcement and, if in the case of either (1) or (2), the relevant day is not a Trading Day, the immediately preceding Trading Day, in which case such purchase or redemption shall be deemed to constitute a Capital Distribution in an amount equal to the amount by which the aggregate consideration paid (before expenses) in respect of such Shares purchased or redeemed exceeds the product of (i) 105 per cent. of such Current Market Price and (ii) the number of Shares so purchased or redeemed.

“Closing Price” of the Shares for any Trading Day shall be the price published in the Daily Quotation Sheet published by the Hong Kong Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange for such day.

“Current Market Price” means, in respect of a Share on a particular date, the average of the Closing Prices for one Share (being a Share carrying full entitlement to dividend) for the 20 consecutive Trading Days ending on and including the Trading Day immediately preceding such date; provided that if at any time during the said 20 Trading Day-period the Shares shall have been quoted ex-dividend and during some other part of that period the Shares shall have been quoted cum-dividend then:

(i)	if the Shares to be issued in such circumstances do not rank for the dividend in question, the Closing Price on the dates on which the Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that dividend per Share; or

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(ii)	if the Shares to be issued in such circumstances rank for the dividend in question, the Closing Price on the dates on which the Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by the Fair Market Value of that dividend per Share;

and provided further that if the Shares on each of the said 20 Trading Days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Shares to be issued do not rank for that dividend, the Closing Price on each of such dates shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of that dividend per Share.

“Early Closure” means the closure on any day of the Hong Kong Stock Exchange or, if applicable, the Alternative Stock Exchange prior to the time the Closing Price would have otherwise been determined for such day.

“Exchange Disruption” means any event (other than an Early Closure) that disrupts or impairs the ability of market participants in general: (i) to effect transactions in, or obtain market values for, the Shares on the Hong Kong Stock Exchange or, if applicable, the Alternative Stock Exchange; or (ii) to effect transactions in, or obtain market values for, futures or options contacts relating to the Shares on the Hong Kong Stock Exchange or, if applicable, the Alternative Stock Exchange.

“Fair Market Value” means, with respect to any asset, security, option, warrant or other right on any date, the fair market value of that asset, security, option, warrant or other right as determined by an Independent Financial Advisor on the basis of commonly accepted market valuation method and taking into account such factors as it considers appropriate, provided that an Independent Financial Advisor will not be required to determine the fair market value where (i) the Capital Distribution is paid in cash, in which case the fair market value of such cash Capital Distribution per Share shall be the amount of such cash Capital Distribution per Share, (ii) any other amounts are paid in cash, in which case the fair market value of such cash amount shall be the amount of cash, and (iii) options, warrants or other rights or securities are or will upon issuance be publicly traded in a market of adequate liquidity (as determined by such Independent Financial Advisor), the fair market value of such options, warrants or other rights or securities shall equal the arithmetic mean of the daily closing price of such options, warrants or other rights or securities during the period of five trading days on the relevant market commencing on the first such trading day such options, warrants or other rights or securities are publicly traded. Such amounts, if expressed in a currency other than Hong Kong dollars shall be translated into Hong Kong dollars at the Prevailing Rate on such date. In addition, in the case of provisos (i) and (ii) above of this definition, the Fair Market Value shall be determined on a gross basis and disregarding any withholding or deduction required to be made for or on account of tax and disregarding any associated tax credit.

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“Independent Financial Advisor” means a reputable independent financial advisor or financial institution with appropriate expertise selected and appointed at its own cost by the Company and notified in writing to the Trustee.

“Market Disruption Event” means, the occurrence or existence of: (i) a Trading Disruption; (ii) an Exchange Disruption at any time during the regular trading session on the Hong Kong Stock Exchange or, if applicable, the Alternative Stock Exchange that, in aggregate (calculated individually for each exchange) lasts for more than one-half hour period, without regard to after hours or any other trading outside of the regular trading session hours; or (iii) an Early Closure by more than one half-hour period.

“Prevailing Rate” means, in respect of any currency on any day, the bid exchange rate between the relevant currencies prevailing as at or about 12:00 noon (Hong Kong time) on that date as appearing on or derived from the relevant page on Bloomberg or, if there is no such page, on Reuters or such other information service provider that displays the relevant information or, if such a rate cannot be determined at such time, the rate prevailing as at or about 12:00 noon (Hong Kong time) on the immediately preceding day on which such rate can be so determined.

“Relevant Cash Dividend” means any cash dividend specifically declared by the Company.

“Scrip Dividend” means any Shares issued in lieu of the whole or any part of any Relevant Cash Dividend, being a dividend which the Shareholders concerned would or could otherwise have received and which would not have constituted a Capital Distribution (and for the avoidance of doubt, no adjustment is to be made under Condition (3) (Capital Distributions) above in respect of the amount by which the Current Market Price of the Shares exceeds the Relevant Cash Dividend or the relevant part thereof but without prejudice to any adjustment required in such circumstances to be made under Condition (2) (Capitalisation of Profits or Reserves) above).

“Trading Day” means a day when the Hong Kong Stock Exchange or, as the case may be, an Alternative Stock Exchange is open for the business of dealing in securities (other than a day on which a Market Disruption Event occurs), provided that for the purposes of any calculation where a Closing Price is required, if no Closing Price is reported for one or more consecutive dealing days such day or days will be disregarded in any relevant calculation and shall be deemed not to have existed when ascertaining any period of dealing days.

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“Trading Disruption” means any suspension of or limitation imposed on trading by the on the Hong Kong Stock Exchange or, if applicable, the Alternative Stock Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the Hong Kong Stock Exchange or, if applicable, the Alternative Stock Exchange or otherwise: (i) relating to Shares on the Hong Kong Stock Exchange or, as the case may be, an Alternative Stock Exchange, or (ii) in futures or options contracts relating to the Shares on the Hong Kong Stock Exchange or, as the case may be, an Alternative Stock Exchange.

“Trustee” or “Principal Agent” means The Bank of New York Mellon.

On any adjustment, the relevant Equity Linked Securities Exercise Price, if not an integral multiple of one Hong Kong cent, shall be rounded down to the nearest Hong Kong cent. No adjustment shall be made to the Equity Linked Securities Exercise Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Equity Linked Securities Exercise Price then in effect. Any adjustment not required to be made, and any amount by which the Equity Linked Securities Exercise Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment.

Notwithstanding anything to the contrary in these Conditions, the Equity Linked Securities Exercise Price may not be reduced to below the par value of the Shares or below such par value or such minimum level permitted by applicable laws then in force in the Cayman Islands and Hong Kong as a result of any adjustment hereunder.

If any doubt shall arise as to whether an adjustment falls to be made to the Equity Linked Securities Exercise Price or as to how an adjustment to the Equity Linked Securities Exercise Price should be made, and following consultation between the Company and an Independent Financial Advisor, a written opinion of such Independent Financial Advisor in respect thereof shall be conclusive and binding on the Company, the Security Holders and the Trustee, save in the case of manifest error. Where more than one event which gives or may give rise to an adjustment to the Equity Linked Securities Exercise Price occurs within such a short period of time that in the opinion of an Independent Financial Advisor, the foregoing provisions would need to be operated subject to some modification in order to give the intended result, such modification shall be made to the operation of the foregoing provisions as may be advised by such Independent Financial Advisor to be in its opinion appropriate in order to give such intended result.

Any references herein to the date on which a consideration is “fixed” shall, where the consideration is originally expressed by reference to a formula which cannot be expressed as an actual cash amount until a later date, be construed as a reference to the first day on which such actual cash amount can be ascertained.

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No adjustment will be made to the Equity Linked Securities Exercise Price when Shares or any rights or options on other securities are issued, offered or granted pursuant to any share option, share award, restricted share or employee incentive scheme or plan (and which such scheme or plan is in compliance with the Listing Rules or, if applicable, the listing rules of an Alternative Stock Exchange) (“Share Scheme Shares/Options”), unless any grant or issue of Share Scheme Shares/Options (which, but for this provision, would have required adjustment pursuant to the above) would result in the total number of Shares which may be issued upon exercise of such Share Scheme Shares/Options granted during each calendar year representing, in aggregate, over 3 per cent. of the average number of issued and outstanding Shares during such calendar year, in which case only such portion of the grant or issue of Share Scheme Shares/Options that exceeds 3 per cent. of the average number of issued and outstanding Shares during the relevant calendar year shall be taken into account in determining adjustment of the Equity Linked Securities Exercise Price pursuant to the above.

No adjustment involving an increase in the Equity Linked Securities Exercise Price will be made, except in the case of a consolidation of the Shares as referred to in Condition (1) (Consolidation, Subdivision, Redesignation or Reclassification) above.

Where more than one event which gives or may give rise to an adjustment to the Equity Linked Securities Exercise Price occurs within such a short period of time that, in the opinion of an Independent Financial Advisor, the foregoing provisions would need to be operated subject to some modification in order to give the intended result, such modification shall be made to the operation of the foregoing provisions as may be advised by such Independent Financial Advisor to be in its opinion appropriate in order to give such intended result.

(II)     Adjustments to the Upper Strike Exercise Price and Upper Strike Shares

The Call Spread is structured such that the timing, size and economics of the exercises under the Call Spread is able to match the exercises under the Equity Linked Securities.

For the Upper Strike Exercise Price, the adjustment is made by the respective Calculation Agents (being the Call Spread Counterparties) for the occurrence of any potential adjustment event (i.e. any event that would result in an adjustment to the Equity Linked Securities Exercise Price as further detailed above) and any other corporate event involving the Company that may have a material impact on the theoretical value of the Shares, the Upper Strike Warrant and/or hedge positions or option on the Shares, taking into account factors including but not limited to the adjustment factor, hedging costs and prevailing market parameters; provided further that adjustments may be made to account for changes in volatility, expected dividends, stock loan rate, liquidity or any option price input relative to the relevant Shares. The Upper Strike Exercise Price will conventionally be adjusted in line with the same methodology and formula used to adjust the Equity Linked Securities Exercise Price as set out above to ensure a consistent approach to be adopted across the calculations for the adjustments of both the Equity Linked Securities Exercise Price and the Upper Strike Exercise Price. Similarly, the number of Upper Strike Shares will conventionally be adjusted to align with the number of Cash Settled Shares under the Equity Linked Securities.

LETTER FROM THE BOARD

Historical Adjustments to Exercise Price

The maximum number of Upper Strike Shares issuable corresponds with the maximum number of Cash Settled Shares. In the event of adjustments to the Equity Linked Securities Exercise Price due to the occurrence of any Adjustment Corporate Action (which includes the declaration and distribution of dividend by the Company as further specified above), the number of Cash Settled Shares, and in turn, the maximum number of Upper Strike Shares issuable, may be adjusted accordingly.

First adjustment

Pursuant to adjustment provisions stipulated under the terms and conditions of the Equity Linked Securities, as a result of the 2024 Final Dividend, the Equity Linked Securities Exercise Price was adjusted from US$8.2822 (equivalent to HK$64.395) per Share, to US$8.1516 (equivalent to HK$63.379) per Share, with effect from April 9, 2025. The aggregate number of Cash Settled Shares that might be settled in cash upon exercise of the Equity Linked Securities was adjusted from 66,407,407 to 67,471,717 accordingly.

Pursuant to the adjustment provisions stipulated under the terms and conditions of the Upper Strike Warrant, as a result of the 2024 Final Dividend, with effect from April 24, 2025, the Upper Strike Exercise Price, originally at US$13.1317 (equivalent to HK$102.100) per Share, was adjusted to US$12.9246 (equivalent to HK$100.490) per Share; and (b) the maximum number of Upper Strike Shares that might be issued pursuant to the Upper Strike Warrant is adjusted from 66,407,407 Shares to 67,471,717 Shares.

Second adjustment

Pursuant to adjustment provisions stipulated under the terms and conditions of the Equity Linked Securities, as a result of the 2025 Interim Dividend, the Equity Linked Securities Exercise Price was adjusted from US$8.1516 (equivalent to HK$63.379) per Share, to US$8.0314 (equivalent to HK$62.445) per Share, with effect from September 6, 2025. The aggregate number of Cash Settled Shares that might be settled in cash upon exercise of the Equity Linked Securities was adjusted from 67,471,717 to 68,481,979 accordingly.

Pursuant to the adjustment provisions stipulated under the terms and conditions of the Upper Strike Warrant, as a result of the 2025 Interim Dividend, with effect from August 29, 2025, the Upper Strike Exercise Price, originally at US$12.9246 (equivalent to HK$100.490) per Share, was adjusted to US$12.7340 (equivalent to HK$99.008) per Share; and (b) the maximum number of Upper Strike Shares that might be issued pursuant to the Upper Strike Warrant was adjusted from 67,471,717 Shares to 68,481,979 Shares.

LETTER FROM THE BOARD

Third adjustment

Pursuant to adjustment provisions stipulated under the terms and conditions of the Equity Linked Securities, as a result of the 2025 Final Dividend, the Equity Linked Securities Exercise Price will be adjusted from US$8.0314 (equivalent to HK$62.445) per Share, to US$7.8525 (equivalent to HK$61.050) per Share, with effect from April 21, 2026. The aggregate number of Cash Settled Shares that may be settled in cash upon exercise of the Equity Linked Securities will also be adjusted from 68,481,979 to 70,042,085 accordingly.

Pursuant to the adjustment provisions stipulated under the terms and conditions of the Upper Strike Warrant respectively, as a result of the 2025 Final Dividend, with effect from April 21, 2026, the Upper Strike Exercise Price, originally at US$12.7340 (equivalent to HK$99.008) per Share, will be adjusted to US$12.4503 (equivalent to HK$96.800) per Share; and (b) the maximum number of Upper Strike Shares that may be issued pursuant to the Upper Strike Warrant will also be adjusted from 68,481,979 Shares to 70,042,085 Shares.

Effect on the Shareholding of the Company

For illustration, the shareholding of the Company before and after the issuance of Upper Strike Shares (assuming full exercise, and no other change in the share capital of the Company or the Equity Linked Securities Exercise Price after the date of this announcement) is as follows:

			Immediately after full exercise
	As at the Latest Practicable		of the Upper Strike
Shareholders	Date		Warrants(3)
	Shares	%(3)	Shares		%(4)
Mr. Guofu Ye(1)	789,541,061	63.7	789,541,061		60.3%
Call Spread Counterparties	–	–	70,042,085	(3)	5.4%
Other Shareholders	449,419,332	36.3	449,419,332		34.3%
Total(2)	1,238,960,393	100.0%	1,309,002,478		100.00%

Notes:

(1)	Mr. Ye is the Executive Director of the Company, and controls, together with his spouse, Ms. Yunyun Yang, these Shares held through YYY MC Limited, YGF MC Limited, YGF MN Limited, and Mini Investment Limited.

(2)	Represents the number of total issued shares of the Company.

(3)	Based on 70,042,085 Upper Strike Shares that are issuable by the Company to the Call Spread Counterparties as of the Latest Practicable Date, after taking into consideration the historical adjustments to the exercise price of the Equity Linked Securities and Upper Strike Warrant as detailed above.

(4)	Percentages in this table have been approximated to one decimal places.

LETTER FROM THE BOARD

Listing Application

Applications have been made to the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, 70,042,085 Upper Strike Shares in aggregate, representing the maximum number of Upper Strike Shares issuable after the previous adjustments as set out above.

Further applications will be made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, any additional Upper Strike Shares that may become issuable upon the occurrence of any Adjustment Corporate Action.

Reason for the issuance of Equity Linked Securities and entry into the Call Spread

The Equity Linked Securities were issued to raise funds in order to further grow the Company and its operations and to finance the Company’s share repurchase programs. The Call Spread is generally expected to reduce potential dilution to the Shares and offset cash payments that the Company will be required to make in excess of the principal amount of the Equity Linked Securities upon exercise of the Equity Linked Securities. This will give the Company greater financial flexibility and reduce the risk exposure of the Company to market fluctuations during the tenor of the Equity Linked Securities to a pre-determined range. In particular, the Upper Strike Warrant works to increase the effective exercise price of the issuance of Shares (being the Upper Strike Shares) under the Transaction. The Upper Strike Warrant also simplifies the structure of the offering and sale of the Equity Linked Securities and the Call Spread such that the Company may only issue Shares under one avenue, being pursuant to an exercise of the Upper Strike Warrant.

Information about the Placing Banks and Call Spread Counterparties

Each of the Placing Banks and the Call Spread Counterparties, and their ultimate owners, is independent from the Company and not a connected person of the Company (as defined under the Listing Rules).

The declaration and distribution of dividends by the Company is subject to various factors, including but not limited to the relevant financial performance, capital needs, business plans and market conditions, amongst others. There is no guarantee that the Company may distribute dividend to the Shareholders. Shareholders and potential investors are urged to exercise caution when dealing in the securities of the Company.

LETTER FROM THE BOARD

5.	PROPOSED RE-ELECTION OF RETIRING DIRECTORS AND AUTHORISATION OF THE BOARD TO FIX THE REMUNERATION OF THE DIRECTORS

In accordance with the Articles of Association, Ms. Xu Lili and Mr. Zhu Yonghua shall retire at the Annual General Meeting and, being eligible, will offer themselves for re-election at the Annual General Meeting. Details of the above retiring Directors who are subject to re-election at the Annual General Meeting are set out in Appendix I to this circular.

The Nominating and Corporate Governance Committee has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s board diversity policy, Director nomination policy and the Company’s corporate strategy, as well as the independence of the independent non-executive Directors. Ms. Xu Lili and Mr. Zhu Yonghua, the retiring independent non-executive Directors, have confirmed their independence pursuant to Rule 3.13 of the Listing Rules. The Nominating and Corporate Governance Committee and the Board considered that the retiring independent non-executive Directors are independent in accordance with the independence guidelines set out in the Listing Rules, and are satisfied with all the retiring Directors’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nominating and Corporate Governance Committee and the Board therefore recommended the re-election of all the retiring Directors who are due to retire at the Annual General Meeting.

According to the Articles of Association, the ordinary remuneration of the Directors shall from time to time be determined by the Company in a general meeting.

Given that the remuneration of each of the Directors will be determined and recommended by the Compensation Committee after taking into account of a number of factors, including but not limited to, (i) the level of remuneration paid by comparable companies to their directors and senior management; (ii) the time commitment, responsibilities and achievements of the Directors; (iii) the market practice regarding executive remuneration package structures of comparable companies; and (iv) the experience and knowledge of the Directors, the Board considers it necessary to retain the flexibility to fix the Directors’ remuneration, and hence, proposes an ordinary resolution to authorise itself to fix the Directors’ remuneration from time to time. If the proposed resolution is approved by Shareholders at the Annual General Meeting, it will remain in effect until otherwise determined in a general meeting.

LETTER FROM THE BOARD

6.	PROPOSED RE-APPOINTMENT OF AUDITORS

The Board proposes to re-appoint Ernest & Young and Ernst & Young Hua Ming LLP (collectively, “EY”) as the independent auditors of the Company for the year ending December 31, 2026 and to hold the office until the conclusion of the next annual general meeting of the Company. Taking into the account the complexity and business plan of the Company, the expected audit scope, audit timetable and auditors’ resources required by EY, the estimated audit fee agreed with the EY for the audit services relating to the year ending December 31, 2026 will be around RMB15.0 million. A resolution will also be proposed at the Annual General Meeting to authorize the Board to fix the auditors’ remuneration for the ensuing year. EY have indicated their willingness to be re-appointed as auditors of the Company for the said period.

7.	AGM NOTICE

Set out on pages 47 to 52 of this circular is the AGM Notice for the Annual General Meeting at which, inter alia, ordinary resolutions will be proposed to Shareholders to consider and approve the granting of the Sale Mandate, the Repurchase Mandate and the Specific Mandate, the re-election of the retiring Directors and authorisation of the Board to fix the remuneration of the Directors, and the re-appointment of auditors and authorisation to fix their remuneration. The AGM Notice serves as the notice of general meeting required under Rule 13.71 of the Listing Rules. The AGM Notice is also available for viewing on the Company’s website at https://ir.miniso.com.

8.	FORM OF PROXY

A form of proxy is enclosed with this circular for use at the Annual General Meeting. Such form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (https://ir.miniso.com).

Holders of record of the Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Annual General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to The Bank of New York Mellon if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or to a holder’s bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as the case may be. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of the Shares) or your voting instructions to The Bank of New York Mellon if you hold your ADSs directly on the books and records of The Bank of New York Mellon or to your bank, brokerage, or other securities intermediary if you hold your ADSs indirectly through any of them, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 11:00 a.m. (Hong Kong time) on Tuesday, June 16, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the Annual General Meeting; and The Bank of New York Mellon must receive your voting instructions by no later than 12:00 p.m. (New York time) on Monday, June 8, 2026 to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting.

LETTER FROM THE BOARD

9.	VOTING BY POLL

As there is no Shareholder who has any material interest in the proposed resolutions regarding the Sale Mandate, the Repurchase Mandate and the Specific Mandate, none of the Shareholders is required to abstain from voting on such resolutions. Separately, holders of treasury Shares (if any) shall abstain from voting on matters that require shareholders’ approval at the Company’s general meetings.

Pursuant to Rule 13.39(4) of the Listing Rules and article 73 of the Articles of Association, any resolution put to the vote of the Shareholders at a general meeting shall be taken by poll except where the chairman of the Annual General Meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. Accordingly, each of the resolutions set out in the AGM Notice will be taken by way of poll. An announcement on the poll results will be published after the Annual General Meeting in the manner prescribed under Rule 13.39(5) of the Listing Rules.

On a poll, every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorised representative, shall have one vote for every fully paid Share of which he/she/it is the holder. A Shareholder entitled to more than one vote need not use all his/her/its votes or cast all the votes he/she/it uses in the same way.

10.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

11.	RECOMMENDATION

The Directors consider that the proposed resolutions for the granting of the Sale Mandate, the Repurchase Mandate and the Specific Mandate, the re-election of the retiring Directors and the re-appointment of auditors are in the interests of the Group and the Shareholders as a whole. The Directors therefore recommend the Shareholders to vote in favour of all the resolutions to be proposed at the Annual General Meeting.

LETTER FROM THE BOARD

12.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

Yours faithfully
By order of the Board
MINISO Group Holding Limited
YE Guofu
Executive Director and Chairman

April 24, 2026

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars of the Directors proposed to be re-elected at the Annual General Meeting.

As at the Latest Practicable Date, none of the following Directors, save as disclosed herein, had any interest in the Shares within the meaning of Part XV of the SFO.

Save as disclosed herein, none of the following Directors held any directorships in other public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the last three years. Save as disclosed herein, the following Directors are not otherwise related to any Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

Save as disclosed herein, there is no other matter in relation to the following Directors that needs to be brought to the attention of the Shareholders and there is no other information relating to the following Directors which is required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Ms. XU Lili (徐黎黎), aged 44, has served as our independent Director since October 2020 and was re-designated as an independent non-executive Director with effect from the Listing Date.

Ms. Xu has served as an independent director of Yalla Group Limited (NYSE: YALA), a social networking and entertainment platform company listed on the NYSE, since February 2021, an independent director of WEILONG Delicious Global Holdings Ltd. (HKEX: 9985), a snack food company listed on the Main Board of HKEX, since April 2021, and an independent director of PATEO CONNECT Technology (Shanghai) Cooperation. (HKEX: 2889), a company listed on the Main Board of HKEX and engaged in smart cockpit solutions in China, since September 2025. In addition, Ms. Xu has served as the chief financial officer of ClouDr Group Limited (HKEX: 9955), a chronic condition management solution provider in China, since October 2020. Prior to that, Ms. Xu served as the chief financial officer of Tongdao Liepin Group (HKEX: 6100), a company engaging in the provision of a variety of talent acquisition services to individual, businesses and head hunters listed on the Main Board of the HKEX, from March 2014 to September 2020 and an executive director from March 2018 to September 2020. Prior to that, Ms. Xu held various positions at General Electric Company (NYSE: GE), a high-tech industrial company listed on the NYSE, including as the chief financial officer of GE Power Generation Services China, from January 2005 to March 2014.

Ms. Xu received a bachelor’s degree in international business from Nanjing University in China in June 2003 and a master of science degree in local economic development from the London School of Economics and Political Science in the United Kingdom in November 2004. Ms. Xu is a public accountant certified by the Board of Accountancy of Washington State of the United States since June 2012.

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Ms. Xu has entered into an amended and restated director agreement with the Company for a term of three years from June 26, 2022 (subject to retirement as and when required under the Articles of Association). The appointment shall, subject to re-election as and when required under the Articles of Association, be automatically renewed for successive period of three years. Either Ms. Xu or the Company may terminate the agreement by giving not less than 30 days’ written notice, or such shorter period as the parties may agree upon. Ms. Xu is entitled to receive US$150,000 in the form of either cash compensation or share-based compensation, at her discretion, per annum. Ms. Xu’s remuneration is determined by the Compensation Committee with reference to her duties and responsibilities with the Company and the prevailing market conditions.

As at the Latest Practicable Date, Ms. Xu had an interest in 20,000 Shares within the meaning of Part XV of the SFO.

Mr. ZHU Yonghua (朱擁華), aged 45, has served as our independent Director since October 2020 and was re-designated as an independent non-executive Director with effect from the Listing Date.

Mr. Zhu has been the founding partner of Long-Z (formerly known as Meituan DragonBall Capital), a venture capital fund, since January 2017 in charge of the overall investment of Long-Z and a vice president of Meituan (HKEX: 3690) (formerly known as Meituan Dianping). Mr. Zhu served as an executive director of the department of investment in modern agriculture and food at Legend Holdings Corporation (HKEX: 3396), a leading industrial investment and operations company in China listed on the Main Board of the HKEX, from November 2014 to December 2016. Mr. Zhu worked at Tiantu Capital, an investment management company, from July 2007 to October 2014 including as a partner from December 2013 to October 2014.

Mr. Zhu received a master’s degree in finance from Newcastle University in the United Kingdom in December 2005.

Mr. Zhu has entered into an amended and restated director agreement with the Company for term of three years from June 26, 2022 (subject to retirement as and when required under the Articles of Association). The appointment shall, subject to re-election as and when required under the Articles of Association, be automatically renewed for successive period of three years. Either Mr. Zhu or the Company may terminate the agreement by giving not less than 30 days’ written notice, or such shorter period as the parties may agree upon. Mr. Zhu is entitled to receive US$150,000 in the form of either cash compensation or share-based compensation, at his discretion, per annum. Mr. Zhu’s remuneration is determined by the Compensation Committee with reference to his duties and responsibilities with the Company and the prevailing market conditions.

As at the Latest Practicable Date, Mr. Zhu had an interest in 42,528 Shares within the meaning of Part XV of the SFO.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required to be sent to the Shareholders under the Listing Rules in connection with the proposed Repurchase Mandate.

SHARE CAPITAL

As at the Latest Practicable Date, the number of issued Shares was 1,238,960,393 Shares of nominal value of US$0.00001 each which have been fully paid. Subject to the passing of the resolution in relation to the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged after the Latest Practicable Date and up to the date of the Annual General Meeting, the Company will be allowed to repurchase a maximum of 123,896,039 Shares which represent 10% of the total number of issued Shares as at the date of the Annual General Meeting.

REASONS FOR REPURCHASE

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from the Shareholders to enable the Company to repurchase its Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the Company’s net asset value and/or its earnings per Share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

FUNDING OF REPURCHASE

Repurchase of the Shares must be funded out of funds legally available for such purpose in accordance with the Listing Rules, the memorandum of association of the Company, the Articles of Association, the Companies Act and other applicable laws of the Cayman Islands. The Directors may not repurchase the Shares on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange. Subject to the foregoing, the Directors may make repurchases with profits of the Company or out of proceeds of a new issuance of Shares made for the purpose of the repurchase or out of the Company’s share premium account or, if authorised by the Articles of Association and subject to the Companies Act, out of capital.

The Directors believe that if the Repurchase Mandate is exercised in full, it may not have a material adverse impact on the working capital and gearing position of the Company, as compared with the positions disclosed in the audited consolidated financial statements of the Company for fiscal year ended December 31, 2025. The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

GENERAL

None of the Directors nor, to the best of their knowledge, having made all reasonable enquiries, their respective close associates, have any present intention if the Repurchase Mandate is approved by the Shareholders, to sell any Shares to the Company.

No core connected persons have notified the Company that he or she or it has a present intention to sell any Shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

The Directors will exercise the Repurchase Mandate in accordance with the Listing Rules, the memorandum of association of the Company, the Articles of Association and the applicable laws of the Cayman Islands. Neither this explanatory statement nor the Repurchase Mandate has any unusual features.

The Company may cancel such repurchased Shares or hold them as treasury Shares, subject to market conditions and the Group’s capital management needs at the relevant time of the repurchases.

For any treasury Shares deposited with CCASS pending resale on the Hong Kong Stock Exchange, the Company shall (i) procure its broker not to give any instructions to HKSCC to vote at general meetings of the Company for the treasury Shares deposited with CCASS; and (ii) in the case of dividends or distributions, withdraw the treasury Shares from CCASS, and either re-register them in its own name as treasury Shares or cancel them, in each case before the record date for the dividends or distributions, or take any other measures to ensure that it will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as treasury Shares.

TAKEOVERS CODE

If as a result of a repurchase of Shares pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of increase in the Shareholder’s interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

As at the Latest Practicable Date, to the best knowledge of the Company, the following Shareholders were interested in more than 10% of the Shares then in issue. In the event that the Directors should exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Repurchase Mandate, the total interests of such Shareholders in the Shares would be increased to approximately the percentages set out in the last column as follows (assuming there is no other change in the issued share capital of the Company):

			Approximate
		Approximate	% of issued
	Total	% of issued	share
	number of	share	capital if
	Shares and	capital as at	Repurchase
	underlying	the Latest	Mandate is
	Shares	Practicable	exercised in
Name of Shareholders	interested	Date	full
Mr. Ye Guofu(1)(2)(3)(4)	789,541,061	63.7%	70.8%
Ms. Yang Yunyun(1)(2)(3)(4)	789,541,061	63.7%	70.8%
Mini Investment Limited(2)	328,290,482	26.5%	29.4%
YGF Development Limited(2)	328,290,482	26.5%	29.4%
YYY Development Limited(3)	257,849,197	20.8%	23.1%
YYY MC Limited(3)	257,849,197	20.8%	23.1%
YGF MN Limited(4)	194,465,382	15.7%	17.4%
YY Capital Limited(4)	194,465,382	15.7%	17.4%

Notes:

(1)	Mr. Ye and Ms. Yang are spouses, and are therefore deemed to be interested in the equity interests held by each other.

(2)	Mini Investment Limited is wholly-owned by YGF Development Limited, a limited liability company incorporated under the laws of BVI. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye as the settlor. Under the SFO, Mr. Ye is deemed to be interested in all the interests in our Company held by Mini Investment Limited.

(3)	YYY MC Limited is wholly-owned by YYY Development Limited, a limited liability company incorporated under the laws of BVI. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang as the settlor. Under the SFO, Ms. Yang is deemed to be interested in all the interests in our Company held by YYY MC Limited.

(4)	YGF MN Limited is owned as to 99% by YY Capital Ltd., a limited liability company incorporated under the laws of BVI. All shares of YY Capital Ltd. are held by Cantrust (Far East) Limited on behalf of Y Group Trust, with Cantrust (Far East) Limited as the trustee and Mr. Ye as the settlor. Under the SFO, Mr. Ye is deemed to be interested in all the interests in our Company held by YGF MN Limited.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

In the event that the Repurchase Mandate is exercised in full and assuming that there is no other change in the issued share capital of the Company between the Latest Practicable Date and the date of repurchase, the shareholding of these Shareholders in the Company would be increased to the respective approximate percentages as shown in the last column of the table above. To the best knowledge and belief of our Directors, such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code.

In addition, the Listing Rules prohibit a company from making repurchase on the Hong Kong Stock Exchange if the result of the repurchase would be that less than 25% (or such other prescribed minimum percentage as determined by the Hong Kong Stock Exchange) of the total number of issued Shares would be in public hands. The Directors do not propose to repurchase Shares which would result in the aggregate number of the Shares held by the public falling below the prescribed minimum percentage required by the Hong Kong Stock Exchange.

SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Hong Kong Stock Exchange during the twelve months preceding the Latest Practicable Date were as follows:

Month	Highest prices	Lowest prices
	HK$	HK$
2025
April	38.20	27.05
May	43.40	33.05
June	36.90	32.65
July	39.85	33.90
August	51.95	36.20
September	50.90	43.10
October	45.78	41.00
November	43.82	36.22
December	39.66	36.40

2026
January	40.30	36.20
February	39.10	35.10
March	35.70	30.06
April (up to the Latest Practicable Date)	33.42	29.96

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

SHARE REPURCHASE MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company has repurchased a total of 5,837,600 Shares on the Hong Kong Stock Exchange and a total of 787,999 ADSs (representing 3,151,996 Shares) on the New York Stock Exchange, details of which are as follows:

Hong Kong Stock Exchange

	No. of
	Shares
	repurchased
	by the	Price per Share
Date of Repurchase	Company	Highest	Lowest
		HK$	HK$
November 24, 2025	866,800	37.96	36.36
November 25, 2025	52,600	38.00	37.00
November 26, 2025	52,600	38.00	37.42
December 3, 2025	52,600	38.00	37.60
December 4, 2025	52,600	37.80	37.02
December 5, 2025	52,600	37.76	37.00
December 8, 2025	26,200	38.00	37.88
December 9, 2025	52,600	37.98	37.34
December 10, 2025	52,600	38.00	37.82
December 11, 2025	52,600	38.00	37.16
December 12, 2025	260,200	38.68	37.80
December 15, 2025	256,600	39.24	38.62
December 18, 2025	315,400	38.20	37.90
December 19, 2025	27,000	38.00	37.60
December 23, 2025	52,600	38.00	37.64
December 24, 2025	52,600	37.82	37.06
December 29, 2025	320,600	38.48	36.74
December 30, 2025	325,400	37.06	36.40
December 31, 2025	328,200	36.66	36.10
January 2, 2026	52,600	37.60	36.58
January 5, 2026	52,600	38.00	37.16
January 6, 2026	24,400	38.00	37.42
January 8, 2026	52,600	38.00	36.76
January 9, 2026	200	38.00	38.00
January 19, 2026	52,600	38.00	37.74
January 20, 2026	38,600	38.00	37.88
January 21, 2026	21,200	38.00	37.72
January 26, 2026	52,600	38.00	37.08

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

	No. of
	Shares
	repurchased
	by the	Price per Share
Date of Repurchase	Company	Highest	Lowest
		HK$	HK$
January 27, 2026	52,600	37.28	36.50
January 28, 2026	52,600	37.62	36.30
January 29, 2026	52,600	37.96	36.82
January 30, 2026	52,600	37.94	36.40
February 2, 2026	52,600	36.80	35.12
February 3, 2026	52,600	36.56	35.34
February 4, 2026	52,600	36.58	35.60
February 6, 2026	52,600	37.82	36.64
February 9, 2026	52,600	38.00	36.66
February 10, 2026	4,600	38.00	37.82
February 11, 2026	17,400	38.00	37.60
February 12, 2026	2,800	38.00	37.98
February 13, 2026	52,600	38.00	37.36
February 16, 2026	800	37.86	37.76
February 20, 2026	52,600	38.00	37.68
February 24, 2026	52,600	38.00	37.52
February 25, 2026	35,000	38.00	37.56
February 26, 2026	52,600	38.00	36.02
February 27, 2026	52,600	36.34	35.64
March 2, 2026	52,600	35.48	34.66
March 3, 2026	56,600	34.70	33.36
March 4, 2026	56,600	33.16	32.44
March 5, 2026	56,600	33.92	32.90
March 6, 2026	52,600	34.04	32.90
March 9, 2026	52,600	33.16	32.58
March 10, 2026	56,800	33.66	32.64
March 11, 2026	57,000	33.78	33.08
March 12, 2026	57,000	33.70	33.06
March 13, 2026	57,000	33.66	33.40
March 16, 2026	57,200	33.84	32.98
March 17, 2026	57,400	34.78	33.58
March 18, 2026	57,400	34.70	34.06
March 19, 2026	56,600	33.80	33.24
March 20, 2026	56,600	33.44	32.82
March 23, 2026	91,200	32.08	31.18
March 24, 2026	60,000	32.72	31.78
March 25, 2026	58,000	33.42	31.96

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

	No. of
	Shares
	repurchased
	by the	Price per Share
Date of Repurchase	Company	Highest	Lowest
		HK$	HK$
March 26, 2026	92,800	31.70	31.10
March 27, 2026	52,600	32.08	31.04
March 30, 2026	93,600	31.12	30.22
March 31, 2026	91,400	30.66	30.10
April 1, 2026	60,600	32.70	31.66

New York Stock Exchange
	No. of
	Shares
	repurchased
	by the	Price per Share
Date of Repurchase	Company	Highest	Lowest
		US$	US$
November 20, 2025	18,000	4.88	4.83
November 21, 2025	48,412	4.88	4.67
November 24, 2025	51,200	4.85	4.75
November 25, 2025	51,280	4.88	4.76
December 3, 2025	51,280	4.87	4.83
December 4, 2025	50,800	4.81	4.75
December 5, 2025	51,280	4.87	4.82
December 9, 2025	34,000	4.87	4.79
December 10, 2025	400	4.88	4.88
December 11, 2025	6,000	4.88	4.83
December 12, 2025	7,356	4.88	4.87
December 18, 2025	2,592	4.88	4.84
December 23, 2025	29,760	4.87	4.82
December 24, 2025	51,280	4.88	4.84
December 26, 2025	516	4.88	4.87
December 29, 2025	51,280	4.83	4.78
December 30, 2025	51,280	4.75	4.72
January 2, 2026	25,480	4.88	4.86
January 5, 2026	28,544	4.88	4.78
January 8, 2026	2,000	4.88	4.87
January 16, 2026	51,068	4.86	4.80

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

	No. of
	Shares
	repurchased
	by the	Price per Share
Date of Repurchase	Company	Highest	Lowest
		US$	US$
January 20, 2026	51,280	4.88	4.76
January 26, 2026	51,280	4.83	4.75
January 27, 2026	51,280	4.76	4.68
January 28, 2026	51,280	4.81	4.74
January 29, 2026	51,200	4.88	4.72
January 30, 2026	51,056	4.70	4.60
February 2, 2026	50,768	4.63	4.56
February 3, 2026	51,228	4.67	4.61
February 4, 2026	51,280	4.63	4.56
February 5, 2026	51,280	4.88	4.75
February 6, 2026	51,280	4.78	4.70
February 9, 2026	51,280	4.79	4.77
February 10, 2026	51,280	4.85	4.82
February 11, 2026	25,572	4.88	4.83
February 12, 2026	51,280	4.88	4.74
February 13, 2026	51,136	4.84	4.79
February 17, 2026	17,708	4.88	4.86
February 19, 2026	928	4.88	4.88
February 20, 2026	22,224	4.88	4.83
February 23, 2026	3,352	4.88	4.87
February 24, 2026	51,152	4.86	4.79
February 25, 2026	50,768	4.88	4.85
February 26, 2026	51,280	4.68	4.52
February 27, 2026	51,280	4.58	4.52
March 2, 2026	51,280	4.38	4.30
March 3, 2026	55,552	4.24	4.09
March 4, 2026	55,552	4.32	4.27
March 5, 2026	55,552	4.22	4.14
March 6, 2026	55,552	4.26	4.21
March 9, 2026	55,552	4.25	4.15
March 10, 2026	55,552	4.27	4.18
March 11, 2026	54,064	4.25	4.22
March 12, 2026	55,472	4.28	4.20
March 13, 2026	55,552	4.25	4.16
March 16, 2026	54,680	4.31	4.23
March 17, 2026	55,552	4.43	4.38
March 18, 2026	55,264	4.37	4.27

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

	No. of
	Shares
	repurchased
	by the	Price per Share
Date of Repurchase	Company	Highest	Lowest
		US$	US$
March 19, 2026	54,552	4.23	4.13
March 20, 2026	55,552	4.12	4.07
March 23, 2026	55,552	4.16	4.08
March 24, 2026	55,552	4.14	4.08
March 25, 2026	55,552	4.22	4.15
March 26, 2026	97,820	4.06	4.01
March 27, 2026	98,156	4.04	3.98
March 30, 2026	98,120	3.93	3.83
March 31, 2026	98,120	4.08	4.01
April 1, 2026	61,584	4.13	4.08

Save as disclosed above, the Company has not purchased, sold or redeemed any of its Shares (whether on the Hong Kong Stock Exchange or otherwise) during six months prior to the Latest Practicable Date.

NOTICE OF THE ANNUAL GENERAL MEETING

MINISO Group Holding Limited

名創優品集團控股 有限公司

(A company incorporated in the Cayman Islands with limited liability)

(NYSE: MNSO; HKEX: 9896)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Annual General Meeting”) of MINISO Group Holding Limited (the “Company”) will be held at Flats B-D, 35/F, Plaza 88, 88 Yeung Uk Road, Tsuen Wan, the New Territories, Hong Kong on Thursday, June 18, 2026 at 11:00 a.m. for the following purposes:

ORDINARY RESOLUTIONS

1.	To receive and adopt the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025 and the reports of the directors and auditors thereon.

2.	(A) To re-elect the following directors of the Company (the “Directors”):

(i)	To re-elect Ms. Xu Lili as an independent non-executive Director; and

(ii)	To re-elect Mr. Zhu Yonghua as an independent non-executive Director.

(B)	To authorise the board of Directors (the “Board”) to fix the remuneration of the Directors.

3.	To re-appoint Ernest & Young and Ernst & Young Hua Ming LLP as auditors of the Company and authorise the Board to fix their remuneration for the year ending December 31, 2026.

4.	To consider and, if thought fit, pass with or without modification the following resolutions as ordinary resolutions:

(A)	“That:

(i)	subject to paragraph (iii) below, pursuant to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of the Hong Kong Limited (the “Hong Kong Stock Exchange”), a general mandate be and is hereby generally and unconditionally given to the Directors during the Relevant Period (as defined hereinafter) to exercise all the powers of the Company to allot, issue and/or otherwise deal with additional shares of the Company (including any sale or transfer of treasury shares (which shall have the meaning ascribed to it under the Listing Rules) out of treasury) or securities convertible into shares, or options, warrants or similar rights to subscribe for shares or such convertible securities of the Company and to make or grant offers, agreements and/or options (including bonds, warrants and debentures convertible into shares of the Company);

NOTICE OF THE ANNUAL GENERAL MEETING

(ii)	the mandate in paragraph (i) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors during the Relevant Period (as defined hereinafter) to make or grant offers, agreements and/or options which may require the exercise of such powers after the end of the Relevant Period;

(iii)	the aggregate number of shares allotted and issued or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) by the Directors during the Relevant Period (as defined hereinafter) pursuant to paragraph (i) above, otherwise than pursuant to:

(a)	any Rights Issue (as defined hereinafter);

(b)	the grant or exercise of any option under any share option scheme of the Company (if applicable) or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers and/or employees of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for shares or rights to acquire shares of the Company;

(c)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the share incentive plan of the Company;

(d)	any scrip dividend scheme or similar arrangement providing for the allotment and issue of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company; or

(e)	a specific authority granted by the shareholders of the Company in general meeting, shall not exceed 10% of the total number of issued shares of the Company (excluding any treasury shares) as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly.

NOTICE OF THE ANNUAL GENERAL MEETING

(iv)	for the purpose of this resolution:

(a)	“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(1)	the conclusion of the next annual general meeting of the Company;

(2)	the expiry of the period within which the next annual general meeting of the Company is required by any applicable laws or the articles of association of the Company to be held; and

(3)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution; and

(b)	“Rights Issue” means an offer of shares of the Company or an issue of warrants, options or other securities giving rights to subscribe for shares of the Company, open for a period fixed by the Directors to holders of shares of the Company on the register of members on a fixed record date in proportion to their then holdings of such shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or, having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the exercise or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction, any recognised regulatory body or any stock exchange applicable to the Company).”

(B)	“That:

(i)	subject to paragraph (ii) of this resolution, a general mandate be and is hereby generally and unconditionally given to the Directors during the Relevant Period (as defined hereinafter) to exercise all the powers of the Company to repurchase shares of the Company on the Hong Kong Stock Exchange or on any other stock exchange on which the shares of the Company may be listed and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and the Hong Kong Stock Exchange and, subject to and in accordance with all applicable laws, rules and regulations;

NOTICE OF THE ANNUAL GENERAL MEETING

(ii)	the aggregate number of shares to be repurchased pursuant to the mandate in paragraph (i) of this resolution shall not exceed 10% of the total number of issued shares of the Company (excluding any treasury shares) as at the date of passing this resolution, and if any subsequent consolidation or subdivision of shares is conducted, the maximum number of shares that may be repurchased under the mandate in paragraph (i) above as a percentage of the total number of issued shares at the date immediately before and after such consolidation and subdivision shall be the same, and the mandate shall be limited accordingly; and

(iii)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiry of the period within which the next annual general meeting of the Company is required by any applicable laws or the articles of association of the Company to be held; and

(c)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution.”

(C)	“That conditional upon the listing committee of the Hong Kong Stock Exchange granting the listing of, and permission to deal in, the Upper Strike Shares, a specific mandate be and is hereby granted to the Directors to exercise all the powers of the Company to allot and issue the Upper Strike Shares to the Call Spread Counterparties in accordance with the terms and conditions of the Upper Strike Warrant (capitalised terms used herein shall have the same meaning as defined in the circular of the Company dated April 24, 2026).”

(D)	“That conditional upon the resolutions numbered 4(A) and 4(B) set out in this notice being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and/or otherwise deal with new shares of the Company (including any sale or transfer of treasury shares out of treasury) and to make or grant offers, agreements and/or options which might require the exercise of such powers pursuant to the resolution numbered 4(A) set out in this notice be and is hereby extended by the addition to the number of the issued shares of the Company which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the number of shares of the Company repurchased by the Company under the mandate granted pursuant to the resolution numbered 4(B) set out in this notice, provided that such extended amount shall not exceed 10% of the total number of issued shares of the Company (excluding any treasury shares) as at the date of passing of the said resolution.”

NOTICE OF THE ANNUAL GENERAL MEETING

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 13, 2026 (Hong Kong time) as the record date (the “Share Record Date”) of the Company’s shares. Holders of record of the Company’s shares (as of the Share Record Date) are entitled to attend and vote at the Annual General Meeting and any adjourned meeting thereof.

Holders of American depositary shares (the “ADSs”) as of the close of business on May 13, 2026 (New York time) (the “ADS Record Date”), who wish to exercise their voting rights for the underlying shares must give voting instructions either directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly on the books and records of The Bank of New York Mellon, or indirectly through a bank, brokerage or other securities intermediary if ADSs are held by any of them on behalf of holders, as the case may be.

ATTENDING THE ANNUAL GENERAL MEETING

Only holders of record of the Company’s shares as of the Share Record Date are entitled to attend and vote at the Annual General Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Annual General Meeting venue, or to instruct any person to leave the Annual General Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Annual General Meeting.

PROXY FORMS AND ADS VOTING CARDS

A holder of the Company’s shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the Annual General Meeting. A holder of ADSs as of the ADS Record Date will need to directly instruct The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon, or instruct a holder’s a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as the case may be, as to how to vote the shares represented by the ADSs. Please refer to the proxy form (for holders of the shares) which is available on our website at https://ir.miniso.com.

NOTICE OF THE ANNUAL GENERAL MEETING

Holders of record of the Company’s shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the Annual General Meeting in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of the shares) or your voting instructions to The Bank of New York Mellon, if your ADSs are held directly on the books and records of The Bank of New York Mellon, or to your bank, brokerage or other securities intermediary, if your ADSs are held by any of them on your behalf, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 11:00 a.m. (Hong Kong time) on Tuesday, June 16, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the Annual General Meeting; and The Bank of New York Mellon must receive your voting instructions by no later than 12:00 p.m. (New York time) on Monday, June 8, 2026 to enable the votes attaching to the shares represented by your ADSs to be cast at the Annual General Meeting. For the avoidance of doubt, holders of treasury shares of the Company (if any) are not entitled to vote at the Annual General Meeting.

By order of the Board
MINISO Group Holding Limited
YE Guofu
Executive Director and Chairman

Hong Kong, April 24, 2026

Registered office:	Headquarters and principal place of business in China:
Maples Corporate Services Limited	8F, M Plaza
PO Box 309, Ugland House	No. 109, Pazhou Avenue
Grand Cayman, KY1-1104	Haizhu District, Guangzhou 510000
Cayman Islands	Guangdong Province
China

As of the date of this notice, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.